UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MagStar Technologies, Inc.

(Name of Issuer)

Common Stock, $.1875 par value

Series A Convertible Preferred Stock, $.1875 par value

(Title of Class of Securities)

559774 10 4 (Common Stock)

(CUSIP Number)

Richard F. McNamara

7808 Creekridge Circle, Suite 200,

Minneapolis, Minnesota

(952) 935-6921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
3,135,000 shares (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and 65,000 options to purchase common which vest within 60 days and 250,000 shares issuable upon exercise of a warrant to purchase Common Stock and 7,500 shares owned by Activar Properties, Inc., of which the Reporting Person is a principal and CEO.)

	8.	Shared Voting Power -0-

9.

Sole Dispositive Power
3,135,000 shares (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and 65,000 options to purchase common which vest within 60 days and 250,000 shares issuable upon exercise of a warrant to purchase Common Stock and 7,500 shares owned by Activar Properties, Inc., of which the Reporting Person is a principal and CEO)

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,135,000 shares (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and 65,000 options to purchase which vest within 60 days and 250,000 warranty to purchase Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.1875 par value per share (the “Common Stock”), of MagStar Technologies, Inc., a Minnesota corporation (“MagStar”). The address of the principal executive offices of MagStar is 410 11th Avenue South, Hopkins, Minnesota 55343.

Item 2.	Identity and Background

(a) This statement is filed by and on behalf of Richard F. McNamara (“McNamara” or the “Reporting Person”).

(b) The principal business and office address of McNamara is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439. McNamara is a director of the Issuer.

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(e) McNamara is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable

Item 4.	Purpose of Transaction

The shares of MagStar subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)            Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of December 31, 2005, the Reporting Person beneficially owned 3,135,000 shares of Common Stock (the percentages shown are based upon 9,127,723 shares of Common Stock outstanding), including 625,000 shares of the Series A Stock, options to purchase 65,000 shares of common stock which vest within 60 days, warrants to purchase 250,000 shares of Common Stock and 7,500 shares held by Activar Properties, Inc., of which McNamara is a principal and CEO (31.1%). McNamara has voting power and dispositive power with respect to these shares.

(b)           Not applicable.

(c)           The Reporting Person has not effected any transactions in the Common Stock or Series A Stock of MagStar during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of MagStar.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ Richard F. McNamara
Signature
Richard F. McNamara
Name/Title